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                                                                 Exhibit (c)(15)


January 6, 1999




Wilhelm Pfander
Vice President - Manufacturing
Penobscot Shoe Company
P.O. Box 545
Old Town, ME 04468

Dear Willie:

         Upon the recommendation of the Compensation Committee of the Board of Directors of Penobscot Shoe Company (the "Company"), the Board has recognized that its senior executives are apt to be subjected to unusual diversions and apprehensions in the present corporate environment and deems it in the best interests of the Company and its Shareholders to provide selected senior executives with additional job security.

         The Board views your continued allegiance and dedication to your responsibilities as most essential to the Company's success in normal operating periods, as well as in periods of unsolicited tender offers for our shares, other takeover bids or any transaction which would result in a change of control. In particular, the Board believes it important, should the Company receive proposals from third parties with respect to its future, or should the Board move toward acquisitions or mergers on its own initiative, that you should, without being influenced by perceived uncertainties of your position, be able to assess and advise the Board as to whether such contemplated action will be in the best interests of the Company and its Shareholders.

         For the purpose of this Agreement, change of control of the Company shall be deemed to have taken place if, as a result of: a tender offer or exchange offer for the stock of the Company; merger or consolidation of the Company; sale or other disposition by the Company of substantially all of the assets not in the normal course of business; issuance of stock or other securities of the Company; adoption of any plan or proposal for liquidation or dissolution of the Company; reclassification of securities, recapitalization, merger; or contested election of any combination of the foregoing transactions, any person (including an individual or group of individuals or any corporation, partnership or other entity) controls or has the power to vote (directly or indirectly or in combination with one or more affiliates or associates as those terms
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are defined in Rule 12b-2 of the Securities Exchange Commission as it now
exists) more than 50% of the voting securities of the Company or succeeds the business of the Company.

         In recognition of the premise, and of further consideration of your continued employment with the Company, in the event that within one year after the effective date of the change of control of the Company, your employment with the Company terminates, either voluntarily or involuntarily, other than by reason of death, disability, willful misconduct or retirement under the Company's Pension Plan, the Company will promptly pay to you, upon your request and at your option, either (i) a lump sum payment in an amount equal to your highest annualized base salary (whenever earned) if within 12 months, reduced by the months elapsed since the effective date of the change of control (the Contract Period) or (ii) monthly payments prorated, equal in the aggregate to such lump sum payment. Either payment shall be subject to applicable deductions for federal and states taxes.

         Whichever method you choose, you shall, as a condition of payment, covenant to retain in confidence any confidential information known to you concerning the Company and its business so long as such information is not publicly disclosed for the period of two years following your date of termination.

         Annualized base salary shall mean your annual salary only, excluding all fringe benefits, contributions to Pension Plan, and bonuses.

         During the Contract Period, the Company will maintain your present health insurance.

         Except as may be provided in your Plan and Stock Option Plan, the arrangements provided by this Agreement constitute the entire obligation of the Company to you, and payment by the Company shall constitute a full settlement and satisfaction of any claim you might otherwise assert against the Company on account of such termination.

         This Agreement shall be binding upon and inure to the benefit of you, your personal representative and the Company and any successor to the Company. Neither this Agreement nor any rights arising hereunder may be assigned or pledged by you. If you wish to accept this Agreement, please so indicate by signing and returning this duplicate original of this letter whereupon this letter shall constitute a binding agreement between you and the Company.
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                                       Very truly yours,


                                       PENOBSCOT SHOE COMPANY



                                          /s/ Gerald E. Rudman
                                      By:__________________________________
                                          Gerald E. Rudman
                                          Chairman of the Compensation Committee



                                      AGREED TO:


                                      /s/ Wilhelm Pfander
                                      ______________________________________
                                      Wilhelm Pfander
                                      Dated:________________________________